# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOW LABS, INC., CIK 0001074828
CUSIP: 499238202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 619 WESTERN AVENUE, SUITE 610, SEATTLE, Washington (WA), 98104
Date of event which requires filing of this statement: 08/06/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001654954-25-007258
Filed by CIK 0001140319

## Reporting persons
- Ronald P. Erickson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,569,569; shared voting power 0; sole dispositive power 2,569,569; shared dispositive power 0; aggregate amount beneficially owned 2,569,569 (0.7% of the class)
  Comment: Explanatory Note. This Amendment No. 1 to Schedule 13G ("Amendment No.1") is filed to amend the Schedule 13G filed by the Reporting Person named therein with the Securities and Exchange Commission ("SEC") on June 20, 2025 with respect to Know Labs, Inc. (the "Issuer") (the "Original Schedule 13G"). This Amendment No. 1 is the final amendment to the Schedule 13G and constitutes an "exit filing" for the Reporting Person. As a result of the closing of the Issuer's private placement("Private Placement") with Goldeneye 1995 LLC on August 6, 2025 ("Closing"), the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. See Item 4 below.
- Ronald P. Erickson and affiliated entities, including J3E2A2Z Limited Partnership: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Type of reporting person is FI

## Item 1. Issuer
Name of issuer: KNOW LABS, INC.
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610 Seattle WA 98104

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Ronald P. Erickson and affiliated entities, including J3E2A2Z Limited Partnership, an entity which is affiliated with and controlled by Mr. Erickson (collectively the "Reporting Persons") with respect to the Shares of the above-named issuer owned by Mr. Erickson, and J3E2A2Z LP, a Washington limited partnership. Such owned Shares may include other instruments exercisable for or convertible into shares of common stock. Mr. Erickson owns a controlling interest in J3E2A2Z LP. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: Ronald P. Erickson - c/o Know Labs, Inc., 619 Western Avenue, Suite 610, Seattle, Washington
Citizenship: Ronald P. Erickson - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Erickson may be deemed to beneficially own 2,569,569 shares of Common Stock.
Percent of class:
The number of Shares that Mr. Erickson may be deemed to beneficially own constitutes 0.7% of the shares outstanding.(1)

(1) Based upon 384,234,130 shares of common stock issued and outstanding as of August 7, 2025. Mr. Erickson's direct and indirect ownership consists of: (i) 2,472,202 shares of Common Stock; and (ii) 97,367 warrants to purchase common shares.

On the Closing Date, the Issuer completed the redemption of the 16,916 issued and outstanding shares of Series H Preferred Stock held by J3E2A2Z LP ("J3E2A2Z"). J3E2A2Z elected to redeem all 16,916 shares of the Series H Preferred Stock in a combination of cash and Common Stock at a redemption price equal to the stated value of $70, plus all accrued and unpaid dividends in an amount of $140,210.15, resulting in (i) a cash payment to J3E2A2Z of $654,276.15 in the aggregate and (ii) the issuance to J3E2A2Z of 2,000,000 shares of Common Stock in the aggregate, at a conversion price of $0.335 per share (the "Series H Redemption Shares").

Effective on the Closing Date, in lieu of a previous grant of 335,000 shares of Common Stock dated June 4, 2025 that was contingent upon the Issuer's stockholder approval, Mr. Erickson was awarded 335,000 shares of Common Stock, 50% of which is fully vested upon grant and the remainder of which (the "restricted shares") will vest, subject to Mr. Erickson's continued employment through each vesting date, in 8 quarterly installments with the first two installments vesting six months after the Closing Date. The restricted shares vest in full in the event of a sale of all or substantially all of the Company's sensor related intellectual property or an involuntary termination of Mr. Erickson's employment.
Sole power to vote or to direct the vote: 2,569,569
Shared power to vote or to direct the vote: 2,569,569
Sole power to dispose or to direct the disposition: 2,569,569
Shared power to dispose or to direct the disposition: 2,569,569

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ronald P. Erickson: /s/ Ronald P. Erickson, Ronald P. Erickson (08/08/2025)
- Ronald P. Erickson: /s/ Ronald P. Erickson, Ronald P. Erickson, Manager (08/08/2025)
- Ronald P. Erickson and affiliated entities, including J3E2A2Z Limited Partnership: /s/ Ronald P. Erickson, Ronald P. Erickson (08/08/2025)
- Ronald P. Erickson and affiliated entities, including J3E2A2Z Limited Partnership: /s/ Ronald P. Erickson, Ronald P. Erickson, Manager (08/08/2025)